Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

This document relates to the proposed business combination involving Restoration Robotics, Inc., a Delaware corporation (“Restoration Robotics”), and Venus Concept Ltd., a company organized under the laws of Israel (“Venus Concept”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among Restoration Robotics, Radiant Merger Sub Ltd. and Venus Concept.

Operator:

Please standby. Good morning, ladies and gentlemen, and welcome to the Restoration Robotics and Venus Concept Merger Announcement Conference Call. At this time, all participants have been placed in a listen-only mode. Please note that this conference call is being recorded and that the recording will be available on the Restoration Robotics’ website for replay shortly.

Before we begin, I would like to remind everyone that our remarks and responses to your questions today may contain forward-looking statements that are based on the current expectations of management and involve inherent risks and uncertainties that could cause actual results to differ materially from those indicated, including those identified in the Risk Factors section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as well as our most recent 10-Q filing. Such factors may be updated from time to time in our filings with the SEC, which are available on our website. We undertake no obligation to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise.

I would now like to turn the call over to Mr. Ryan Rhodes, President and Chief Executive Officer of Restoration Robotics. Please, go ahead, sir.

Ryan Rhodes:

Thanks operator. Welcome everyone to our Merger Announcement Conference Call. I am joined on this morning’s call by our Chief Financial Officer, Mark Hair, as well as the Chairman, Chief Executive Officer and co-founder of Venus Concept, Dom Serafino and the Chief Financial Officer of Venus Concept, Domenic Della Penna.

{Pause for transition}

We announced via press release earlier this morning an exciting combination of two leading companies in the hair restoration and global aesthetics market. We believe the combination of Restoration Robotics and Venus Concept presents a compelling opportunity to become the leading player in minimally invasive hair restoration worldwide. Importantly, we believe the proposed transaction creates a combined company with the resources, product portfolio and expertise that makes us a stronger company together, which means we are better-positioned to execute against our strategic growth and profitability objectives which will benefit our customers, employees and our shareholders.

On Restoration Robotics investor relations website, we have posted a short presentation reviewing today’s news that accompanies our remarks. While we do not intend to walk page by page through this presentation, it may be useful to consult this presentation during the course of our call today.

We look forward to discussing this transaction in more detail but first, I want to introduce Dom Serafino, CEO of Venus Concept, who will serve as the combined company’s CEO.

While the Restoration Robotics team knows the Venus Concept ‘story’, having followed their progress over the years, given they are a private company, there are likely many of you on the phone this morning who would appreciate hearing more about Dom’s background and the impressive company he has built over the last nine years.

So I’ve asked him to start there….Dom?....

Dom Serafino:

Thanks Ryan, and good morning everyone. Before jumping in, I just wanted to echo the sentiments Ryan shared about how compelling this opportunity is and, on behalf of my executive team, and the more than 475 Venus Concept employees around the world, how excited we are to join forces to become one of the leading companies in the medical aesthetics and hair restoration markets.

{pause for transition}

To start off, I wanted to share a little about my background….

With more than 25 years in the business, I consider myself a veteran in the medical device and aesthetics marketplace. Most importantly, my experience is not limited to manufacturing and selling medical aesthetic devices, I’ve seen our industry from many different perspectives - across the value chain - including operating Canada’s largest aesthetic, ophthalmic and medical laser distribution company and co-owning a cosmetic surgery center in Toronto from ’96 to 2000.

Many of you on the phone know me best for my time as President of Syneron Medical. I joined Syneron when we were just a start-up and I helped lead the company through their first device clearance and commercialization in 2000/2001, to driving multiple years of impressive top-line growth, taking the company public in 2004 and ultimately, growing the company to more than $100 million in sales and $1.3 billion in market capitalization.

{pause for transition}

Moving on to a brief overview of Venus….

Venus Concept was originally founded in 2010 by me and a partner. Over a nine-year period since our company’s inception, we have grown our business to approximately $100 million in consolidated revenue in 2018. We now sell 8 major technology platforms through our direct sales force of 181 direct reps globally, 74 in the US and 107 outside the US in 28 direct countries. We also operate through distributors in over 31 international markets.

Approximately 55% of our 2018 revenue comes from the U.S. and Canadian markets, roughly a third of our 2018 revenue is split between EMEA and APAC, with the balance coming from the Latin America region.

As of the end of 2018, we shipped approximately 11,000 systems and our customers are administering millions of treatments per year in a safe and effective manner.

We sell our full-suite of medical aesthetic products, to customers in the traditional market which includes dermatologists and plastic surgeons, and, increasingly, the much larger non-traditional markets for aesthetic services such as family practice, general practice, internal medicine, obstetrics and gynecology (“OB/GYN”) and medical spas, which now represents approximately two-thirds of our customer base globally.

I believe that we have created significant brand recognition globally during the last 9 years. Our devices are powered by a range of different core, industry-validated, energy sources including our proprietary MP2 technology which is a combination of multi-polar radiofrequency and pulsed electro-magnetic fields.

All of our technologies are designed to make these treatments virtually painless, very intuitive for the operator and clinically effective/predictable. Our R&D team of 40 in Israel is mandated to innovate and elevate the core technologies of the industry — advancing them to the next generation, and always keeping in mind the needs and wants of our customers.

Our vision when we founded Venus was clear: develop and provide world class technologies to deliver clinical results in a safe, effective and easy way AND, to dedicate our company to a “best in class” post-sale support philosophy that would enhance the probability of financial success by our customers.

What WAS unique about our original vision however, – and, ultimately, has been the key driver of our success over the last nine years – was born from our experience running different businesses in the aesthetics market for so many years.

We appreciated the very real challenges doctors face every day:

•	the high cost of technology ownership,

•	technology obsolescence issues every 2 years or so in certain aesthetic product categories,

•	the need to provide real marketing solutions to drive patient acquisition with an audience who traditionally have not been good marketers and, of course,

•	ensuring that qualified/well trained staff would be available to our customers.

We understood that the key to winning in the aesthetics market required us to take a much more active role in the post-sale activity/support of the clinics we serve, in order help our clinician customers execute their own business models successfully.

We have also pioneered unique pricing and payment options via our industry first subscription model, which we use in certain product categories and in certain geographic markets. Our subscription model is analogous to a “cell phone” plan where you pay for the technology over time and can upgrade to the newest technology mid-contract for an extended contract term. Our subscription contracts are typically three-year agreements where we capture typically 40% of the contract economics in the first year. Our customers enjoy seamless and cost-effective upgrade opportunities. Our program is protected by monthly device-activated codes. We have a “high touch” customer philosophy focused on long-term relationships supported by our unmatched marketing support, continuous clinical education, practice enhancement programs, and more.

From 2011 to 2017 we grew our revenue all organically, and we made the first acquisition in Venus Concept’s history a little more than a year ago when we bought NeoGraft to enter the hair restoration market.

We bought NeoGraft because we viewed it as one of the industry leaders in the area of hair restoration technologies and it supported our desire to ultimately develop a dedicated vertical to expand our business in the overall hair category which we felt was not properly supported by any one company. NeoGraft’s core technology is a handheld system for follicular unit extraction (FUE), which will be very complementary together with Restoration Robotics’ robotic FUE system.

Our NeoGraft business also incorporates a team of mobile nurses and surgical technicians that are certified hair transplant professionals, which are commonly referred to as “NeoGrafters”. These professionals can be full-time, or independently contracted medical hair restoration professionals, and they are responsible for assisting the physician during a NeoGraft hair restoration procedure in their practice. Physicians can schedule certified hair restoration technicians right from their phone via a dedicated app on-demand. These mobile professionals work under the direct supervision of the practicing physician. Supporting our customers with additional staffing resources is consistent with our overall business philosophy that I described earlier of partnering to resolve legacy obstacles to building successful aesthetic practices.

{pause for transition}

Which brings me to the merger transaction with Restoration Robotics…..

We see this combination with Restoration Robotics as an opportunity to become the leading player in minimally invasive hair restoration.

As a previous competitor to Restoration Robotics, we appreciated that the Company has prioritized leadership in technological innovation and has continued investing in improving the quality, predictability and efficacy of its product offering to provide clinicians with the best treatment solutions and improving outcomes for patients. We believe this combination allows us to offer an end-to-end portfolio of minimally invasive solutions unique from any competitor in the hair restoration market today with ARTAS iX and Venus Concept’s NeoGraft.

We also believe that we have the ideal global infrastructure to accelerate the commercial adoption of the ARTAS iX by introducing the technology through our global direct sales force in 29 direct markets and cross-selling to our existing customer base.

From an R&D perspective, we believe the combination of Venus Concept’s expertise in non-invasive, energy-based technologies with Restoration Robotics’ knowledge, IP and experience in developing robotics, 3D pre-operative planning and software, positions the combined company for many years of industry-leading product innovation going forward.

Simply stated: we think the combination of Restoration Robotics and Venus Concept provides the combined entity with a strong platform to compete in an extremely attractive global hair restoration market. With more than 600,000 procedures and an estimated $4 billion spent annually in hair restoration, the growth opportunity for the combined entity is extremely compelling.

Most importantly, we have very high confidence in our ability to execute against this growth opportunity because we believe the employees at both of our organizations share a consistency of vision, culture and corporate philosophy, which is integral to our combined company to achieve our goals.

{pause for transition}

Let me turn the call over to Venus Concept’s CFO, Domenic Della-Penna, who will review some of the transaction details….Domenic?

Domenic Della-Penna:

Thanks Dom….

As described in our press release this morning, under the terms of the transaction, Restoration Robotics and Venus Concept shareholders will own approximately 15% and 85% of the combined company, respectively, on a fully diluted basis, without giving effect to the shares issued in the proposed equity financing that is expected to close immediately after the merger. The transaction is a ‘Reverse Triangular Merger’ where Venus Concept becomes wholly owned subsidiary of Restoration Robotics.

Concurrent with the closing of the transaction, we have two financings. EW Healthcare Partners has committed to lead a $21 million equity investment, priced at $0.825 per share (subject to adjustment for stock splits), in the combined company’s common stock contingent on the closing of the merger transaction. Additional investors committed to participating in the proposed equity financing include HealthQuest Capital, Madryn Asset Management, Longitude Capital Management, Fred Moll and Aperture Venture Partners. In addition to the equity financing, InterWest Partners and Fred Moll previously funded a $5 million convertible note into Restoration Robotics which will convert into the combined company’s common stock at the closing of the equity financing led the EW Healthcare, at $0.825 price per share (subject to adjustment for stock splits).

Assuming a transaction close in the third quarter of 2019, we currently expect the combined company to generate revenue for the full year 2019 period in the range of $130-135 million with gross margins in the “upper-60s”; however, as you can appreciate, we will continue to review and refine our views on the combined companies’ revenue prospects following the closing of the merger. We plan to introduce formal financial guidance for the combined company following the transaction’s closing.

In terms of strategic rationale, this transaction:

•	provides greater access to an underpenetrated global hair restoration market,

•	positions the combined company as the true leader in hair restoration with ARTAS and NeoGraft,

•	leverages complementary strengths of Venus Concept and Restoration Robotics R&D expertise and IP that could be applied to other aesthetic platforms longer term.

•	Uses increased scale of the combined company to drive favorable improved margins and an enhanced path to profitability relative to stand-alone Restoration Robotics

Concurrent with closing of the transaction, the Company anticipates effecting a reverse stock split. The Company expects to have approximately 283.2 million shares outstanding, or approximately 18.9 million shares outstanding after giving effect to an anticipated 1-for-15 reverse stock split, and after taking into account the shares issued to the former Venus Concept shareholders in the merger, shares issued as part of the $21 million equity investment, and shares issued upon conversion of the $5 million convertible note.

From a leadership and governance perspective, the combined company will be led by Dom Serafino as Chief Executive Officer, I will be serving as Chief Financial Officer and we expect Mark Hair, Chief Financial Officer of Restoration Robotics, will lead the integration of the combined business.

The Board of Directors of the combined company will consist of nine members, seven from Venus Concept’s Board of Directors: Domenic Serafino (CEO), Juliet Bakker, Scott Barry, Garheng Kong, Louise Lacchin, Fritz LaPorte and Tony Natale, and two from Restoration Robotics’ Board of Directors: Fred Moll and Keith Sullivan.

Now let me turn the call over to Mark Hair, Chief Financial Officer of Restoration Robotics who will provide a brief summary of Restoration Robotics fourth quarter and fiscal year 2018 financial results…..Mark?

Mark Hair:

Thanks Domenic…

Total revenue in the fourth quarter of 2018 was $6.7 million, a 14% increase from $5.9 million in the fourth quarter of 2017. Total revenue for the full year 2018 was $22.0 million, a 3% increase from $21.3 million for the full year 2017. For the full year 2018, 60% of total revenue was generated in the U.S., and 40% came from markets outside of the U.S. For the full-year 2017, 42% of revenue was generated in the U.S. market.

Gross profit in the fourth quarter of 2018 was $2.6 million, down from $2.8 million in 2017. Total gross profit for the full year 2018 was $9.5 million, an increase from $9.1 million over the full year 2017, or a 4% increase year-over-year. Gross margin for the fourth quarter was 39% compared to 47% gross margin in the fourth quarter of 2017. Gross margin for the full year 2018 was 43%, flat from full-year 2017. Gross margin was driven by the implementation of certain cost efficiencies, partially offset by higher initial manufacturing, warranty and other costs associated with ARTAS iX.

Operating expenses in the fourth quarter of 2018 were $9.8 million, a 48% increase from $6.6 million in the fourth quarter of 2017. Total operating expenses for the full year 2018 were $35.4 million, an increase of 34% from $26.4 million for the full year 2017.

Net loss for the fourth quarter of 2018 was $(7.9) million or $(0.20) per share, compared with a net loss of $(1.1) million, or $(.04) per share, for the fourth quarter of 2017. Net loss for the full year 2018 was $(28.6) million or $(0.86) per share, compared to $(17.8) million or $(2.42) per share for the full year 2017.

Total cash and cash equivalents were $16.1 million as of December 31, 2018.

Now let me turn the call back to Ryan and Dom for closing remarks….Ryan?

Ryan Rhodes:

Thanks Mark…

We appreciate everyone’s participation on this morning’s call to discuss the merger transaction between Restoration Robotics and Venus Concept. We are excited to partner with the Venus Concept team as we look to leverage the recent second half of 2018 launch of ARTAS iX robotic system and accelerate market adoption.

Dom….

Dom Serafino:

Thanks Ryan…

In closing, we want to reiterate our belief that the combination of Restoration Robotics and Venus Concept provides us with a competitive advantage in an extremely attractive global hair restoration market. When combined with the differentiated approach to the aesthetics business Venus has created over our nine-year history, we have the potential to be one of the most disruptive medical aesthetics companies in the industry.

Most importantly, we have very high confidence in our ability to execute against this growth opportunity because we believe the employees at both of these organizations share a consistency of vision and corporate philosophy which is integral to our combined company to achieve our goals.

We look forward to providing more details related to this exciting merger in near future.

With that, OPERATOR, let me turn the call back to you….

Operator:

That does conclude our conference for today. Thank you for your participation.

Additional Information for Restoration Robotics Common Stockholders

In connection with the proposed transaction, Restoration Robotics, Inc. (“Restoration Robotics”) plans to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 related to the shares being issued in the merger, including a prospectus with respect to the Restoration Robotics shares to be issued in the merger and a preliminary proxy statement relating to the approval of the merger agreement and the related transactions. The information in the preliminary proxy statement/prospectus is not complete and may be changed.

The definitive proxy statement/prospectus will be mailed to stockholders of Restoration Robotics. This communication is not a substitute for the definitive proxy statement/prospectus and Restoration Robotics URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Restoration Robotics through the web site maintained by the SEC at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Restoration Robotics may also be obtained free of charge by visiting the Restoration Robotics Investor Relations page on its corporate website at https://restorationroboticsinc.gcs-web.com/ or by contacting Restoration Robotics Investor Relations by telephone at 646-536-7000 or by email at ir@restorationrobotics.com.

Participants in Solicitation

Restoration Robotics, Venus Concept Ltd. (“Venus Concept”) and their respective directorsexecutive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Restoration Robotics in connection with the merger. Information about the directors and executive officers of Restoration Robotics is set forth in Restoration Robotics’ Annual Report on Form 10-K for the period ended December 31, 2017 and filed with the SEC on March 5, 2018 and its proxy statement on Schedule 14A for its Annual Meeting of Stockholders held on June 13, 2018 filed with the SEC on April 26, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain copies of the proxy statement/prospectus when it becomes available free of charge by visiting the SEC’s website at www.sec.gov.

Non-solicitation

This document will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger and equity financings, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Restoration Robotics and Venus Concept undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Restoration Robotics has filed with the SEC as well as the possibility that (1) the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transactions; (2) the length of time necessary to consummate the proposed transactions may be longer than anticipated; (3) the parties may not be able to satisfy the conditions precedent to consummate the proposed transactions; (4) the proposed transactions may divert management’s attention from Restoration Robotics’ and Venus Concept’s ongoing business operations; (5) the anticipated benefits of the proposed transactions might not be achieved; (6) the proposed transactions may involve unexpected costs; (7) the business may suffer as a result of uncertainty surrounding the proposed transactions, including difficulties in maintaining relationships with third parties or retaining key employees; (8) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; (9) the parties may be subject to risks related to the proposed transactions, including any legal proceedings related to the proposed transactions and the general risks associated with the respective businesses of Restoration Robotics and Venus Concept, including the general volatility of the capital markets, terms and deployment of capital, volatility of Restoration Robotics share prices, changes in the medical device industry, interest rates or the general economy, underperformance of Restoration Robotics’ or Venus Concept’s assets and investments, inability to raise funds and the degree and nature of Restoration Robotics’ and Venus Concept’s competition, as well as the risk that unexpected reductions in Restoration Robotics’ cash balance could adversely affect the portion of the combined company that the Restoration Robotics stockholders retain; (10) activist investors might not approve of the proposed transactions; or (11) the risks that are more fully described in the section titled “Risk Factors” in Restoration Robotics’ most recent Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 5, 2018 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 filed with the SEC on November 5, 2018, as well as subsequent and other documents filed from time to time with the SEC by Restoration Robotics could materialize. Additionally, forward-looking statements related to Venus Concept’s future expectations are subject to numerous risks and uncertainties, including risks that planned development milestones and timelines will not be met. Additional risks relating to the transactions and Venus Concept’s business and operations will be set forth in the Registration Statement on Form S-4 and the prospectus and proxy statement contained therein that Restoration Robotics will file in connection with the merger. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Restoration Robotics described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Restoration Robotics from time to time with the SEC, as well as Risk Factors that will be contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware.